September 7, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	International Shipholding Corporation Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarterly periods ended March 31, 2007 Commission File No. 001-10852
Dear Sir or Madam:
          By letter dated August 10, 2007 (the “Comment Letter”) from the Staff to International Shipholding Corporation, the Staff provided certain comments with respect to the Form 10-K Annual Report for the fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended March 31, 2007. In responding to those comments, we have reproduced below the full text of the Staff’s comments, which corresponds to the numbers in the Comment Letter and is followed by our response. All references to page and footnote numbers in our responses are references to such numbers in the subject documents. In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.
Form 10-K for the Year Ended December 31, 2006
Management’s Discussion and Analysis
Results of Operations
Comment 1:
          Reference is made to the disclosure in the risk factors section on page 11 and on page 29 where you discuss the incurrence of substantial fuel costs and the ability to pass increases to customers in the form of fuel surcharges. As the amounts of fuel surcharges revenues may materially vary from period-to-period, in future filings, please provide tabular financial information reflecting this significant component of your revenues separately so that readers can better assess the impact or changes on revenues from this item on a period-to-period basis. In this regard, you should provide additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant separate component of revenues included in the amount of total revenues.
Response:
          As stated in our Form 10-K Annual Report, we are exposed to commodity price risk with respect to fuel consumption. This exposure is limited to two of our segments, Liner and Rail Ferry Service. With the decision to discontinue our Liner segment, this risk is now contained within our Rail Ferry Service. We manage this risk by applying fuel surcharges to customers. Revenues from fuel surcharges for the year ended 2006 were $9.4 million and $1.6 million (3.4% and 0.6% of total revenue, respectively) for the Liner Service and Rail Ferry Service, respectively. Revenues from fuel surcharges for six months ended June 30, 2007 were $2.9 million and $0.6 million (2.5% and 0.5% of total revenue, respectively) for the Liner Service and Rail Ferry Service, respectively. We will continue to see our overall fuel surcharges decrease as a result of the decision to exit our Liner segment in 2007 and the restructuring of our pricing strategy in the Rail Ferry Service, which eliminates some of the fuel surcharges. We understand the staff’s position, but we feel given the change with respect to the Liner and Rail Ferry service’s, the amounts in future periods will be insignificant and will not warrant a separate disclosure. Accordingly, we respectfully request that the Staff withdraw this comment.
Comment 2:
     Please consider revising your MD&A to discuss and analyze revenues and voyage expenses (rather than only gross voyage profit) separately for each operating segment. Because gross voyage profit is impacted by both revenue and voyage expenses, we believe a separate discussion of these amounts is more meaningful to the reader. Also, please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. For revenues, please quantify factors such as rates, mix, and volume changes.
Response:
     We will modify our MD&A discussion to include the analysis of revenues and voyages expenses beginning with our 2007 third quarter Form 10-Q filing.
Comment 3:
     Please expand your discussion of administrative and general expenses in future filings to quantify and discuss the significant cost components within this broad category, such as employee compensation, leasing expense, corporate expenses, and any other significant components that would enable readers to understand your business better. For example, you state that the increase in administrative and general expenses in 2006 was primarily associated with one-time costs related to the relocation of your corporate headquarters, higher fees for professional services, and employee bonus expense, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.
Response:
     We will expand our discussion on administrative and general expenses by incorporating a cost breakdown of the major components. This format will be in effect beginning with our 2007 third quarter Form 10-Q filing.

Year Ended December 31, 2006 Compared to year Ended December 31, 2005
Comment 4:
     We note your disclosure that the “other” segment had a $1.9 million charge related to terminating a lease of an intermodal terminal facility in Memphis, Tennessee, which was previously used in your Liner Services segment. Please explain to us why you believe it is appropriate to include this lease termination charge in the “other” segment rather than the Liner Services segment.
Response:
     The Intermodal Facility essentially stopped supporting our Liner Service in 2005. At that time we started evaluating its performance based on its ability to support all types of intermodal services. We attempted to find alternative uses for the facility including sub-letting the terminal but were unsuccessful. In December of 2006, we made the decision to terminate the lease. Because the facility no longer supported the Liner service at the time of this decision, we recorded a $1.9 million charge in our “other” segment.
Liquidity and Capital Resources
Comment 5:
     In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the readers’ understanding. Refer to Instruction 1, paragraph 303(a) of Regulation S-K.
Response:
     We will expand our liquidity discussion to cover three-year period covered by the financial statements. This will be included beginning in our 2007 Form 10-K.
Consolidated Financial Statements
Balance Sheets, page F-4
Comment 6:
     We note that your presentation of “claims and other” as a component of accounts receivable on the face of the balance sheet. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of the claims receivable and your policy for recording revenue related to pending claims. See paragraph 17 of SFAS No. 5.
Response:
     The “Claims and Other” group in accounts receivable consists mainly of miscellaneous receivable accounts which includes items such as amounts due from government subsidies.

The claims portion is an extremely small portion of this group. Of the $8.9 million and $11 million balances for years ended 2006 and 2005 respectively, only $15,000 was related to claims in 2006 and $21,000 was related to claims in 2005. In future filings we will consider removing the word “claims” and providing more disclosure with respect to the other account receivables.
     It is not the company’s policy to record revenue for pending claims. Once the policy deductible is exceeded, accounts receivable is created, which is offset by crediting another balance sheet account.
Statements of Cash Flows, page F-7
Comment 7:
     We note that several of the amounts presented as cash flows from investing activities are presented on a “net” basis. Please revise future filings to present amounts on a gross rather than net basis or alternatively, please tell us why you believe it is appropriate to present these amounts on a “net” basis. See paragraphs 11-13 of SFAS No. 95.
Response:
     We will revise in future filings the gross amount presented from investing activities where applicable based on SFAS No. 95 beginning with our 2007 third quarter Form 10-Q.
Comment 8:
     We note your presentation of proceeds from lease incentive obligations as an adjustment to reconcile net income to net cash provided by operating activities. Please explain to us the nature of this amount. Based on your disclosures on page F-12, it appears such amounts represent deferred credits, which are being recorded against amortization expense related to leasehold improvements of your New Orleans terminal. If this is the case, it is unclear why you present the $2779 as a cash inflow item within operating activities. Please advise and tell us why you believe your presentation is appropriate under paragraphs 21-23 of SFAS No. 95. We may have further comment upon receipt of your response.
Response:
     This cash inflow was not related to the New Orleans Terminal. The $2,779,000 presented as a cash inflow from operating activities is related to an incentive from the State of Alabama. This incentive, which was part of the total relocation incentive package received from the State of Alabama, is reimbursement for the early termination of our lease on our New Orleans Corporate office. The final termination settlement was paid in May 2007 and recorded as administrative and general expense and included as operating activities for cash flow purposes. This incentive will be amortized on a straight-line basis over the life of our new lease, which is 20 years and will reduce our future rental expense. This is consistent with FASB Technical Bulletin No. 88-1 paragraph 7.
Comment 9:
     We note your presentation of “distributions from unconsolidated entities” as an adjustment to reconcile net income to net cash provided by operating activities, and your presentation of “return of capital of unconsolidated entities” as a cash flow from investing activities on the face of the statements of cash flows. However, we were unable to reconcile such amounts based on the information provided in your notes to the financial statements. Please tell us how you calculated the amount of $1450 and $2480 representing the distribution from unconsolidated entities within operating activities and the return of capital of unconsolidated entities within investing activities, respectively. Also, please tell us, and disclose in your notes to the financial statements in future filings, your accounting policy for recording distributions received from unconsolidated entities.
Response:
     In January of 2006, Belden Shipholding Pte Ltd. (BSH) acquired Belden Cement Holding, Inc. At that time, we held a 26.1% interest in each company. As a result of this transaction we received a cash distribution of $3,130,000, which was recorded as a return of capital of $2,480,000 and dividend distribution of $650,000. Additionally, during 2006 we received a dividend distribution of $800,000 from Dry Bulk Cape Holding Inc. (“Dry Bulk”), a company in which we hold a 50% interest. Thus, for 2006, total return on capital was $2,480,000 and total dividend distributions were $1,450,000 ($650,000+$800,000).
     The Company’s policy requires distributions received from unconsolidated entities that represent returns on our investment (dividends) to be reported as cash flows from operating activities in our statement of cash flows. Further, cash distributions from unconsolidated entities that represent returns of our investment (return of capital) are reported as cash flows from investing activities. Proceeds received on the sale of our interest in an unconsolidated entity, including any gain on the sale of the investment, are reported as cash flows from investing activities.
     We will revise future filings to include our accounting policy on recording distributions received from unconsolidated entities beginning in our 2007 Form 10-K.
Notes to the Financial Statements
Note A. Summary of Significant Accounting Policies
Voyage Revenue and Expense Recognition, page F-8
Comment 10:
     We note the disclosure indicating that revenues and expenses relating to the Liner and Rail-Ferry Service segments’ voyages are recorded over the duration of the voyage. Although your revenue recognition policy for voyage revenues is in accordance with the guidance outlines in EITF 91-9, your expense recognition policy for voyage expenses does not comply with this guidance, since voyage expenses should be expensed as incurred. Revise your financial statements for all periods presented to recognize voyage expenses as incurred or explain why you do not believe this is required. Also, it appears from your disclosure in MD&A that the difference between actual and estimated expenses may not be material. If this is the case, please disclose in the notes to your financial statements in future filings that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred. Please confirm that you will include this disclosure in all future Forms 10-Q and Forms 10-K. Alternatively, you may include the disclosure solely in future Forms 10-K if you disclose that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different on a quarterly and annual basis, from recognizing such costs as incurred.
Response:
     Our voyage expenses are estimated at the beginning of the voyages based on historical actual costs or from industry sources familiar with those types of charges. As the voyage progresses these estimated costs are revised with actual charges and timely adjustments are made. The expenses are ratably expensed over the voyage. The Company’s Liner voyages are typically 30-60 days in length and from 0-2 voyages may be in progress at the end of any accounting period. The Company’s Rail-Ferry voyages are typically 8 days in length and from 0-2 voyages may be in progress at the end of any accounting period. Thus, the difference between expenses on the incurred basis and the ratable voyage costs expensed within any reporting period would not be material. With the elimination of our Liner service, this difference will become even smaller.
     We agree with the Staff’s comment and will disclose beginning in our 2007 Form 10-K in the notes to our financial statements that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred.
Property, page F-9
Comment 11:
     We note your disclosure that you monitor all of your fixed assets for impairment and perform an impairment analysis in accordance with SFAS No. 144 when triggering events or circumstance indicate a fixed asset may be impaired. In light of the significance of the amounts of fixed assets to total assets on your balance sheets, please revise your disclosure in Note A and in the Critical Accounting Estimates section of MD&A in future filings to include a detailed discussion of how you evaluate your long-lived assets for impairments. Your response and revised disclosure should include the assumptions used by management to determine fair value of the assets in the impairment analysis.
Response:
     We will revise future filings to include a detailed discussion of how we evaluate our long-lived assets for impairments beginning in our 2007 Form 10-K.
Dry docking Costs, page F-9
Comment 12:
     We note your disclosure that you defer certain costs related to the drydocking of your vessels. Please provide to us a detail of the types and amounts of costs capitalized each period. We consider drydock costs eligible for capitalization eligible for capitalization as including only those direct costs you incur solely as a result of the regulatory requirement that a vessel be inspected, as opposed to costs that you elect to incur at the time of the dry docking out of convenience to your business operations. Please revise your policy accordingly and include a description of the types of costs capitalized in the notes to the financial statements in future filings. To the extent you have previously capitalized costs not incurred solely as a result of the regulatory requirement that a vessel be inspected, please restate your financial statement accordingly.
Response:
     Only those costs, that are incurred to meet regulatory requirements or upgrades, that add economic life to the vessel, are capitalized. Normal repairs, whether incurred as part of the drydocking or not are expensed as incurred. Each ship in our fleet is subject to regulatory requirements, which dictate that each vessel drydocks two times within a five year period, or alternatively requires a docking and UWILD (Underwater inspection in Liu of Drydock). The MPS (Maritime Pre-positioning Ship) vessels, which are reported as part of our Time Charter segment, are the only exception. They have been given approval to do full dockings every three years. Based on our standard operating procedures, the accounting for these events, which amortize costs incurred during the drydockings, are done based on drydock cycles, either five years or 3 years in the case of the MPS vessels.
     Below is a breakdown on the cost incurred over the last three years, which have been recorded in our drydock account:

		($000’s)
	2004	2005	2006
Yard Work-Drydock	7042	3215	5473
Tank Steel Work	—	1044	1945
UWILD Drydock	387	784	874
Other Yard Work	21	—	140

Total	7450	5043	8432

     Maintenance and repair cost expensed for 2004, 2005, and 2006 totaled $12.2 million, $13.3 million and $15.1 million, respectively.
     We will include in our future filings a breakdown of our cost for drydockings in our notes beginning with the filing of our 2007 Form 10-K.
Note C. Convertible Exchangeable Preferred Stock, page F-14
Comment 13:
     We note your disclosure that each share of the preferred stock may be converted into shares of common stock based on the initial conversion price of $20.00 per share, subject to adjustment upon the occurrence of certain events. Please tell us, and disclose in the notes to the financial statements in future filings, the nature and terms of these “certain events.” Also, please tell us, and disclose in future filings, your accounting policy for valuing the amount of redeemable preferred stock recorded on the balance sheet. See paragraph 13-17 of EITF Topic D-98.

Response:
          The initial conversion price of the preferred stock is subject to adjustment upon the occurrence of certain events. The initial conversion price will be adjusted if:
1)	We pay a dividend in shares of our common stock or make a distribution of shares of our common stock to all holders of our common stock.

2)	We subdivide our common stock into a greater number of shares of common stock or combine our common stock into a smaller number of shares of our common stock.

3)	We issue to all holders of our common stock certain rights or warrants to purchase our common stock at less than the then-current market price of our common stock.

4)	We dividend or distribute to all holders of our common stock shares of our capital stock or evidence of indebtedness, cash or other assets, excluding those rights, warrants, dividends and distributions referred to in (1) and (3) above or dividends and distributions paid exclusively in cash.

5)	We pay a dividend or make a distribution consisting exclusively of cash to all holders of our common stock that when combined with all such other cash dividends paid and cash distributions made during such calendar year, exceeds on a per-share basis the greater of $0.50 or 3% of the closing price of our common stock on the last trading day prior to the declaration date of such dividend or distributions.

6)	We, or one or our subsidiaries, purchase our common stock pursuant to a tender offer, except to the extent that the purchase price per share is equal to or less than the then-current market price per share of our common stock.

7)	A person other than us or any of our subsidiaries makes a tender offer or exchange offer and, as of the closing of the offer, our board of directors is not recommending rejection of the offer. We will only make this adjustment if the tender or exchange offer increases a person’s ownership to more than 25% or our outstanding common stock and only if the purchase price per share exceeds the then-current market price of our common stock. We will not make this adjustment if the offering documents disclose our plan to engage in any consolidation, merger, or transfer of all or substantially all of our properties and if certain conditions are met.
          Our accounting policy is to record the initial carrying amount at its fair value at the date of issue. At each balance sheet date, we evaluate the probability of its redemption. If redemption is not deemed probable no adjustment is required. If redemption is deemed probable, we will revalue the carrying value of the preferred stock. Our preferred stock is redeemable by the Company at its option or by the holders if a change in control occurs. Thus, the preferred stock is not currently redeemable nor is redemption considered probable.
          We will include in future filings a description of the events that would require an adjustment of the preferred stock conversion price and our policy for valuing redeemable preferred stock beginning with the filing of our 2007 Form 10-K.
Note L. Significant Operations, page F-23
Comment 14:
     We note your disclosure of several contracts or customers, which contributed over 10% of consolidated revenue. Please revise future filings to disclose the segment or segments that include the revenue of each of these customers. See paragraph 39 of SFAS No. 131.
Response:
     We will revise our future filings beginning with our 2007 10-K.
Note M. Unconsolidated Entities, page F-26
Comment 15:
     We note that it appears your investment in BSH contributed significantly to your results of operations for the year ended December 31, 2005. Please provide us with your analysis of the significance of your investment in BCH/BSH that was performed in order to determine compliance with the requirements of Rule 3-09 of Regulation S-X for the year ended December 31, 2005. Please note that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company’s audited financial statements.
Response:
     Please see below the analysis for Belden Cement Holding, Inc. This is consistent with Rule 3-09 of Regulation S-X. Also, please note that on June 30, 2006 a 10-K/A was filed for International Shipholding Corporation for year ending December 31, 2005, which included audited financial statements of Belden Cement Holding, Inc.

Investment Test	12/31/05
Total Investments in Belden	6,390,000
Total Assets ISC	449,507,000

1.4%

Asset Test	12/31/05
ISC’s 26% Share of Belden Total Assets	6,247,612
Total Assets ISC	449,507,000

1.4%

Income Test	12/31/05
ISC’s 26% Share of Dry Bulk Income from operations	1,730,876
ISC’s Income from continuing operations	5,809,000

29.8%
Note S. Earnings Per Share, page F-32
Comment 16:
     We note that you have calculated diluted earnings per share using the if-converted method for the year ended December 31, 2006. For each year in which an income statement is presented, please revise future filings to disclose the number of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.
Response:
     We will revise for future filings beginning with our Form 10-Q for quarter ending September 2007.
Form 10-Q for quarter ended March 31, 2007
Management’s Discussion and Analysis
Executive Summary
Comment 17:
     We note your disclosure that $1 million of relocation costs has been billed to the respective Alabama agencies as part of the relocation incentive agreement and this $1 million reimbursement is included in the first quarter revenues. Please revise to record this amount as a reduction of relocation expenses, rather than as revenue, or alternatively, tell us why you believe it is appropriately recorded as revenue. Also, please disclose in future filings your accounting policy for recording reimbursements received for relocation and other incentives.
Response:
     Our current policy is to record revenues for reimbursements for out of pocket expenses associated with the relocation of our corporate office from New Orleans, LA to Mobile, AL., which is supported by EITF 01-14. This guidance specifically addresses the issue of reimbursements received for out-of-pocket expenses incurred. It states, “The Task Force reached a consensus that reimbursements received for out-of-pocket expenses incurred should be characterized as revenues in the income statement”. The Company is the primary obligor of the expense and had complete supplier discretion. The reimbursement was in the form of a grant from the State of Alabama and the Company had collection risk related to the nature and amount of expenses that would be reimbursed.
     We will revise our future filings beginning with our 2007 10-K.
We believe the above responses provide all of the information the Staff has requested. However, we would be pleased to provide additional information if it is deemed necessary.

Sincerely yours,
INTERNATIONAL SHIPHOLDING CORPORATION
Manuel G. Estrada
Vice President and Chief Financial Officer